Brand 29

PACIFIC SELECT FUND

SEC
Mail Processing
Section

MAY 03 2012

Washington DC
405

RECEIVED
MAY 11 2012
OFFICE OF THE SECRETARY

ROBIN S. YONIS
Vice President
General Counsel
Phone: (949) 219-6767
Fax: (949) 719-0804
Robin.Yonis@PacificLife.com

April 25, 2012

BY COURIER OR OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Document Filed with Respect to Pacific Select Fund (File No. 811-5141)

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Order Granting Plaintiff's Motion for Prejudgment Interest and Order Denying Defendants' Motion for Reconsideration or Certification Pursuant to Rule 54(B), both dated April 19, 2012 in *Pacific Select Fund v. The Bank of New York Mellon and BNY Mellon, N.A.*, (U.S.D.C., C.D. Cal.) (Case No. SAC V10-00198-JST (ANx)).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Sincerely,

[signature]

Enclosures

Cc: Jeff Puretz
Dechert LLP

12000141

CIK
813900

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES – GENERAL

Case No. SACV 10-198-JST (ANx) Date: April 19, 2012
Title: Pacific Select Fund v. The Bank of New York Mellon, et al.

Present: **Honorable JOSEPHINE STATON TUCKER, UNITED STATES DISTRICT JUDGE**

Nancy Boehme	N/A
Deputy Clerk	Court Reporter

ATTORNEYS PRESENT FOR PLAINTIFF:	ATTORNEYS PRESENT FOR DEFENDANT:
Not Present	Not Present

PROCEEDINGS: (IN CHAMBERS) ORDER GRANTING PLAINTIFF'S MOTION FOR PREJUDGMENT INTEREST (Doc. 262)

Before the Court is Plaintiff Pacific Select Fund's ("PSF's") Motion for Prejudgment Interest on its Fourth Cause of Action ("Motion"). (Mot., Doc. 262.) Defendants The Bank of New York Mellon and BNY Mellon, N.A. (collectively, "BNY Mellon") opposed the Motion on April 2, 2012. (Opp'n, Doc. 323.) PSF replied on April 9, 2012. (Reply, Doc. 356.) The Court finds this matter appropriate for decision without oral argument. Fed. R. Civ. P. 78(b); C.D. Cal. R. 7-15. Accordingly, the hearing set for April 23, 2012, at 10:00 a.m. is VACATED.

On January 30, 2012, the Court granted PSF's Motion for Partial Summary Judgment as to its fourth claim for breach of the Negative Earnings Amendment ("Summary Judgment Order," Doc. 147). In so doing, the Court resolved two issues of contract interpretation. The Court first determined that BNY Mellon was liable to PSF because the realized loss to the DBT II fund from the transfer of Sigma MTNs resulted in Negative Earnings that triggered BNY Mellon's payment obligations under the Amendment. The Court then determined that the Negative Earnings Amendment required BNY Mellon to pay the total amount of PSF's Negative Earnings for October 2008, which totaled $63,384,136.47, capped by the $20 million contractual limit on BNY Mellon's liability. (*Id.* at 18-19.)

PSF now seeks prejudgment interest on its $20 million award at the rate of ten percent per year beginning on November 1, 2008. The parties agree that California law governs PSF's request. (*See* Mot. at 3; Opp'n at 2-4, applying California law.) *See also Oak Harbor Freight Lines, Inc. v. Sears Roebuck, & Co.*, 513 F.3d 949, 961 (9th Cir. 2008) (state law governs the award of prejudgment interest in diversity actions).

California Civil Code section 3287(a) provides that "[e]very person who is entitled to recover damages certain, or capable of being made certain by calculation, and the right to recover which is vested in him upon a particular day, is entitled also to recover interest thereon from that day . . . ." Cal. Civ. Code § 3287(a). Damages are "certain" within the meaning of section 3287(a) when the defendant: (1) "knows the amount owed," or (2) "would be able to compute the damages." *Fireman's Fund Ins. Co. v. Allstate Ins. Co.*, 234 Cal. App. 3d 1154, 1173 (1991) (citation and internal quotation marks omitted). "The statute does not authorize prejudgment interest where the amount of damage . . . depends upon a judicial determination based upon conflicting evidence and is not ascertainable from truthful data supplied by the claimant to his debtor." *Id.* (citation and internal quotation marks omitted); *see also Emp'rs Mut. Cas. Co. v. Phila. Indem. Ins. Co.*, 169 Cal. App. 4th 340, 354-55 (2008) (prejudgment interest is not authorized where the damages determination depends upon the resolution of *conflicting* evidence).

The Court finds the California Court of Appeal's decision in *Rabinowitch v. California Western Gas Co.*, 257 Cal. App. 2d 150 (1967), instructive in resolving PSF's Motion. In that case, the appellate court considered the propriety of awarding prejudgment interest on unpaid rent due under a lease agreement, where the parties disputed the computation of rent under the governing contract. *Rabinowitch*, 257 Cal. App. 2d at 153, 160. The trial court had determined that the terms of the agreement were ambiguous as to the rent calculation, and looked to extrinsic evidence to resolve the dispute in the plaintiff's favor. *Id.* at 154-56. It declined, however, to award prejudgment interest from the date the rent was due under the lease agreement based upon equitable considerations. *Id.* at 160. The appellate court reversed the denial of prejudgment interest. *Id.* at 161. In so ruling, the court recognized the dispute between the parties regarding the calculation of rent under the contract, but explained that "[t]he existence of a bona fide dispute between the parties as to the amount owing under an express contract does not render that sum 'unliquidated'" within the meaning of section 3287(a). *Id.* Rather, "[o]nce the court determined, by reference to extrinsic evidence, what the parties intended by the ambiguous language of the instrument, the ascertainment of damages was purely a matter of calculation." *Id.*

Since *Rabinowitch*, courts generally have concluded that "[t]he presence of a dispute between the parties as to the way in which to calculate damages does not bar recovery under California Civil Code § 3287." *Baker v. Garden Grove Med. Investors, LTD.*, 306 Fed. Appx. 393, 396, 2009 WL 20956 (9th Cir. Jan. 5, 2009) (collecting cases). Where alternative damages theories "require[] only the court's legal determination of which [is] appropriate," and "'the amount of damages under either [theory is] readily ascertainable by mathematical calculation' . . . prejudgment interest [is] appropriate." *Shell Oil Co. v. Nat'l Union Fire Ins. Co. of Pittsburgh*, 44 Cal. App. 4th 1633, 1651 (1996) (quoting *Hartford Accident & Indem. Co. v. Sequoia Ins. Co.*, 211 Cal. App. 3d 1285, 1307 (1989)).

Here, BNY Mellon had knowledge of each amount necessary to calculate PSF's damages under the Negative Earnings Amendment in October 2008, including PSF's proportionate share of the $324,064,872 realized loss to the DBT II fund, PSF's total securities lending earnings for October 2008, PSF's total outstanding rebates for October 2008, and the express $20 million damages cap set forth in the Amendment. (*See* Plessman Decl., Exs. 1, 3-4, Doc. 263.) As in *Rabinowitch*, the determination of PSF's damages was merely a matter of calculation once the Court resolved the legal question regarding the scope of BNY Mellon's payment obligations under the Negative Earnings Amendment. Accordingly, BNY Mellon knew, or could have computed PSF's damages as of November 1, 2008, and PSF is entitled to prejudgment interest from that date. *Fireman's Fund*, 234 Cal. App. 3d at 1173.

For the foregoing reasons, PSF's Motion is GRANTED. The total amount of prejudgment interest due shall be calculated and awarded in connection with the entry of judgment in this matter.

Initials of Preparer: nkb

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES – GENERAL

Case No. SACV 10-198-JST (ANx) Date: April 19, 2012

Title: Pacific Select Fund v. The Bank of New York Mellon, et al.

Present: **Honorable JOSEPHINE STATON TUCKER, UNITED STATES DISTRICT JUDGE**

Nancy Boehme	N/A
Deputy Clerk	Court Reporter

ATTORNEYS PRESENT FOR PLAINTIFF: ATTORNEYS PRESENT FOR DEFENDANT:

Not Present Not Present

PROCEEDINGS: (IN CHAMBERS) ORDER DENYING DEFENDANTS' MOTION FOR RECONSIDERATION OR CERTIFICATION PURSUANT TO RULE 54(B) (Docs. 167, 177)

Before the Court is a motion for reconsideration or, in the alternative, for certification pursuant to Federal Rule of Civil Procedure 54(b) filed by Defendants The Bank of New York Mellon and BNY Mellon, N.A. (collectively, "BNY Mellon"). ("Motion," Doc. 177.) BNY Mellon seeks reconsideration under Local Rule 7-18 of this Court's January 30, 2012 Order granting Plaintiff Pacific Select Fund's ("PSF's") Motion for Partial Summary Judgment as to PSF's fourth claim for breach of the Negative Earnings Amendment ("Summary Judgment Order," Doc. 147).[1] Alternatively, BNY Mellon requests that this Court certify its Summary Judgment Order for appeal and stay proceedings on PSF's remaining claims in the interest of judicial economy. Having considered the briefs and supporting documents submitted by the parties, having taken the matter under submission, and for the reasons set forth below, BNY Mellon's Motion is DENIED.

I. RECONSIDERATION

Pursuant to Local Rule 7-18, a motion for reconsideration may be made on the grounds of:

> (a) a material difference in fact or law from that presented to the Court before such decision that in the exercise of reasonable diligence could

[1] The Court's January 30, 2012 Summary Judgment Order also denied BNY Mellon's motion for summary judgment as to each of PSF's claims. BNY Mellon did not seek reconsideration or certification of that portion of the Court's Order, and the Court does not address that portion of its decision here.

> not have been known to the party moving for reconsideration at the time of such decision, or (b) the emergence of new material facts or a change of law occurring after the time of such decision, or (c) a manifest showing of a failure to consider material facts presented to the Court before such decision.

C.D. Cal. R. 7-18. Here, BNY Mellon seeks reconsideration on the basis that the Court failed to consider facts establishing a genuine dispute of material fact precluding summary judgment as to (1) whether the Negative Earnings Amendment requires the Negative Earnings calculation to include an adjustment for a decrease in the value of the DBT II fund; and (2) the scope of BNY Mellon's payment obligation under the Negative Earnings Amendment when Negative Earnings result in a particular month. The Court considers each in turn.

A. Negative Earnings Calculation

In its Summary Judgment Order, the Court was called upon to construe the parties' obligations under the Negative Earnings Amendment in the wake of BNY Mellon's decision to transfer the Sigma MTNs held by the DBT II fund into a separate series of the Mellon GSL Reinvestment Trust, which resulted in a $324,064,872 realized loss to the DBT II fund in October 2008. (Summary Judgment Order at 3-4.) The Court looked first to the threshold question of whether PSF's proportionate share of the realized loss from the Sigma transfer resulted in "Negative Earnings" that triggered BNY Mellon's reimbursement obligations under the Amendment. The Court answered that question affirmatively based upon the plain language of the Negative Earnings Amendment and the undisputed facts before the Court.

First, the Court determined that the plain language of the Negative Earnings Amendment unambiguously provided that "Negative Earnings" result when "aggregate Earnings . . . for a particular monthly accounting period are less than the amount necessary to pay the entire rebate or other amount payable to the Borrower," and that aggregate Earnings equaled Earnings adjusted for the sale of securities and any decrease in value of the DBT II fund. (*Id.* at 15-17.) Second, because the parties did not dispute that the realized loss from the Sigma transfer resulted in a decrease in the value of the DBT II fund, and because the parties did not dispute any of the remaining amounts necessary to compute aggregate Earnings, the Court concluded that PSF's aggregate

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES – GENERAL

Case No. SACV 10-198-JST (ANx) Date: April 19, 2012
Title: Pacific Select Fund v. The Bank of New York Mellon, et al.

Earnings for October 2008 were less than its rebate obligations and triggered BNY Mellon's reimbursement obligations. (*Id.* at 17-18.)

BNY Mellon disputed such a construction of the Negative Earnings Amendment, asserting instead that the language required the aggregate Earnings calculation to include an adjustment for the sale of securities, but not for a decrease in the value of the DBT II fund, which precluded consideration of PSF's losses from the Sigma transfer in computing Negative Earnings. Because BNY Mellon disputed the terms of the Amendment, the Court provisionally received and reviewed each piece of extrinsic evidence submitted by BNY Mellon in support of its interpretation. (*Id.* at 14-17.) The Court concluded that the extrinsic evidence did not suggest a meaning to which the plain terms of the Amendment were reasonably susceptible, and proceeded to interpret the Amendment as a matter of law as set forth above. (*Id.* at 16-17.)

BNY Mellon now asks the Court to reconsider that ruling. In so doing, BNY Mellon cites to no new evidence or law in support of its construction of the Negative Earnings Amendment. Rather, the crux of BNY Mellon's argument appears to be that the Court failed to consider BNY Mellon's extrinsic evidence in accordance with *Halicki Films, LLC v. Sanderson Sales & Marketing*, 547 F.3d 1213 (9th Cir. 2008). (Reply at 15, Doc. 198.) To the extent BNY Mellon asserts that *Halicki* requires the Court to specifically address each of the exhibits contained in the three volumes of documents submitted in connection with its summary judgment briefing, this Court disagrees. To the extent BNY Mellon asserts that the Court's Summary Judgment Order is unclear or ambiguous as to whether it considered BNY Mellon's extrinsic evidence, the Court reiterates that it received and considered each piece of evidence cited in support of BNY Mellon's construction of the Negative Earnings Amendment and concluded that the evidence did not "prove a meaning to which the language of the instrument [was] reasonably susceptible." *Halicki*, 547 F.3d at 1223 (quoting *Pacific Gas & Elec. Co. v. G.W. Thomas Drayage & Rigging Co.*, 69 Cal. 2d 33, 37 (1968)).

Aside from its mistaken contention that the Court failed to consider its extrinsic evidence in construing the "decrease in the value" language in the Negative Earnings Amendment, BNY Mellon's reconsideration motion simply repeats the evidence and arguments contained in its summary judgment briefing. The evidence cited by BNY Mellon does not address the meaning of the "decrease in the value" language, and, therefore, does not render that language susceptible to BNY Mellon's proffered meaning. In fact, the only reference to that provision anywhere in the cited exhibits is one statement in an email from PSF's General Counsel stating that the "decrease in the value language" is "probably duplicative and unnecessary." (Ringgenberg Decl., Ex. 33 at 1, Doc. 71.) BNY Mellon cites that provision out of context to suggest an issue of material fact precluding summary judgment. However, when viewed as a whole, the email adds nothing to the construction of the "decrease in the value" language because it does not articulate the contemplated meaning of which PSF's counsel believed the clause to be "duplicative." Additionally, the email contradicts BNY Mellon's construction of the Negative Earnings Amendment because the email specifically contemplates that a "realized loss" to the DBT II fund would factor into the Negative Earnings calculation. This is significant because the parties' undisputed facts acknowledge that the Sigma transfer resulted in a "realized loss to the Fund." (Defs.' Statement of Genuine Issues in Opp'n to PSF's Mot. for Partial Summ. J. ¶ 34, Doc. 98.) In either case, the email does not render the Amendment susceptible to BNY Mellon's proffered meaning and does not create a genuine issue of material fact precluding summary judgment.

B. Scope of BNY Mellon's Obligation

BNY Mellon next seeks reconsideration of the Court's holding that the Negative Earnings Amendment did not limit BNY Mellon's payment obligations to the amount of outstanding Borrower rebates, but rather required BNY Mellon to reimburse PSF's total Negative Earnings up to $20 million. In so holding, the Court determined that the language of the Negative Earnings Amendment was susceptible to both competing constructions, and looked to extrinsic evidence to interpret the terms of the agreement. (Summary Judgment Order at 19.) Because the undisputed evidence supported PSF's construction, the Court granted summary judgment in PSF's favor. (*Id.* at 19-20.)

BNY Mellon asserts that the Court erred by failing to consider extrinsic evidence demonstrating that the parties intended the Amendment to cover only outstanding Borrower rebates. (Mot. at 3.) As a preliminary matter, neither BNY Mellon's motion for summary judgment, nor its opposition to PSF's motion for partial summary judgment, proffered any extrinsic evidence in support of that construction. BNY Mellon nonetheless argues that evidence cited elsewhere in its summary judgment papers raises an issue of material fact as to the scope of its payment obligation under the Amendment. The Court has reviewed each document cited in BNY Mellon's motion for reconsideration, and affirms its Summary Judgment Order.

The majority of BNY Mellon's argument is directed toward the presentations relied upon by the Court in its Summary Judgment Order, which the Court concluded unambiguously showed that the parties understood BNY Mellon's payment obligation in the event of Negative Earnings to equal the total difference between PSF's aggregate Earnings and rebates payable up to $20 million. First, BNY Mellon asserts that the presentations themselves create an issue of material fact precluding summary judgment because certain slides show a Negative Earnings obligation that exceeds rebates, while others do not. In so doing, BNY Mellon misunderstands the relevance of the calculations set forth in the presentations by focusing on the final payment amount that results from the Negative Earnings calculation under various hypothetical scenarios, rather than on the manner in which the payment obligation is calculated. Every slide in every draft presentation presented to the Court calculates BNY Mellon's payment obligation in the same manner—by subtracting rebates payable from aggregate Earnings. When aggregate Earnings are positive for a particular month, BNY Mellon's payment obligation is less than or equal to Borrower rebates. (*See, e.g.*, Ringgenberg Decl., Ex 85 at PSF00002079, Ex. 111 at PSF00030702, Ex. 114 at PSF00001989, PSF00002000, PSF00002002, Doc. 99.) Where, as here, aggregate Earnings are negative, BNY Mellon's payment obligation exceeds Borrower rebates. (*See, e.g.*, *id.*, Ex. 85 at PSF00002083, Ex. 111 at PSF00030701, Ex. 114 at PSF00001988.) In every case, however, BNY Mellon's payment obligation is equal to the total difference between aggregate Earnings and rebates payable. That methodology is unambiguously consistent with the construction of the Negative Earnings Amendment set forth in the Court's Summary Judgment Order.

Second, BNY Mellon asserts that the draft presentations should be disregarded because there is no evidence that they were approved by the relevant decision-makers at BNY Mellon. (Mot. at 6-7.) Such a position is flatly inconsistent with the facts set forth by BNY Mellon in opposition to PSF's summary judgment motion, which repeatedly represented that BNY Mellon prepared and/or approved the presentations. (Defs.' Separate Statement of Additional Facts in Opp'n to Pl.'s Mot. for Summ. J. ¶¶ 23-25, 29, Doc. 102.)

The remaining extrinsic evidence cited by BNY Mellon in support of its Motion fails to create a genuine dispute of material fact because it does not address the scope of BNY Mellon's payment commitment. The multiple pieces of evidence suggesting that the Amendment would be triggered when rebates exceeded aggregate Earnings—i.e., when PSF experienced Negative Earnings—say nothing about how BNY Mellon's payment obligation would be calculated in the event of such an occurrence. Similarly, evidence that the Amendment was not intended to be a principal loss guarantee, does not address, let alone contradict, the calculation methodology set forth in the presentations.

In light of BNY Mellon's inability to show that the Court failed to consider facts establishing a genuine dispute of material fact precluding summary judgment, and in light of the fact that BNY Mellon merely repeats arguments made in its earlier papers, the Court DENIES BNY Mellon's motion for reconsideration. *See* C.D. Cal. R. 7-18 ("No motion for reconsideration shall in any manner repeat any oral or written argument made in support of or in opposition to the original motion.").

II. CERTIFICATION PURSUANT TO RULE 54(B)

As an alternative to reconsideration, BNY Mellon asks the Court to enter final judgment as to PSF's breach of contract claim under Federal Rule of Civil Procedure 54(b), which permits a court presiding over an action with more than one claim for relief to "direct entry of a final judgment as to one or more, but fewer than all, claims . . . if the court expressly determines that there is no just reason for delay." Fed. R. Civ. P. 54(b).

Determining whether to certify an appeal under Rule 54(b) is a two part inquiry. First, the district court determines whether "it has rendered a 'final judgment,' . . . that is 'an ultimate disposition of an individual claim entered in the course of a multiple claims action.'" *Wood v. GCC Bend, LLC*, 422 F.3d 873, 878 (9th Cir. 2005) (quoting *Curtiss-Wright Corp. v. Gen. Elec. Co.*, 446 U.S. 1, 7 (1980)). If the first prong is met, the court then "must determine whether there is any just reason for delay." *Id.*

There is no dispute that the Court's Summary Judgment Order is a "final judgment" as to PSF's fourth claim for breach of the Negative Earnings Amendment. Accordingly, the Court considers whether there is "any just reason for delay" in entering judgment as to PSF's breach of contract claim. In so doing, the Court "must take into account judicial administrative interests as well as equities involved," such as whether the claims certified for review are separable from those remaining, whether the appellate court would have to decide the same issues more than once in successive appeals, whether appellate review would facilitate settlement of the remaining claims, and whether delay in payment of the judgment would inflict financial harm to the parties. *Curtiss-Wright*, 446 U.S. at 8, 11, n.2. "It is left to the sound judicial discretion of the district court to determine the 'appropriate time' when each final decision in a multiple claims action is ready for appeal." *Id.* at 8 (internal citation omitted).

Here, BNY Mellon asserts that judicial economy favors certification because an immediate appeal would obviate the need for a second trial if the Ninth Circuit reverses the Court's Summary Judgment Order. While BNY Mellon is correct that the resources of the district court would be conserved under such a scenario, it fails to consider the resources of the Ninth Circuit in addressing successive appeals in this matter.[2] Given the zeal with which this case has been litigated, the Court has no doubt that one or both parties are likely to file an appeal following trial. Accordingly, certifying an appeal at this stage of the proceedings will effectively ensure that two appellate panels will need to familiarize themselves with the lengthy factual record in this case. Moreover, because the Court's Summary Judgment Order resolved only PSF's breach of contract claim, and not PSF's claim for breach of the implied covenant of good faith and fair dealing, the factual overlap between the appeals would likely be substantial. Such a scenario strongly weighs against certification. *See Wood*, 422 F.3d at 882 ("[The Ninth Circuit] cannot afford the luxury of reviewing the same set of facts in a routine case more than once without a seriously important reason.").

The proximity of trial and delay in receiving an appellate opinion also favor denial of certification. This case is only months away from a final resolution, as trial has been recently scheduled for the end of July. Thus, this entire action will be final and ripe for appeal before the briefing on BNY Mellon's certified appeal would even be complete. Accordingly, given the proximity of trial and the likelihood of successive appeals, the entry of judgment as to PSF's fourth claim would likely result in a duplication of proceedings and delay in the final disposition of this action that run afoul of the interests of sound judicial administration. *Wood*, 422 F.3d at 882-83.

BNY Mellon raises no additional equitable concerns that weigh in favor of Rule 54(b) certification. Nonetheless, the Court is mindful of the fact that, pursuant to its concurrently issued Order Granting PSF's Motion for Prejudgment Interest, BNY Mellon will accrue interest on its obligations under the Negative Earnings Amendment until a final judgment is entered as to PSF's breach of contract claim. *See Curtiss-Wright*, 446

2 BNY Mellon also asserts that certification will preserve party resources. However, considerations of party resources neither favor nor disfavor certification in this case, where the parties will face either the expense of a second trial or the expense of successive appeals.

U.S at 11-12 (district court properly considered the rate of prejudgment interest in weighing the equities under Rule 54(b)). However, the Court concludes that the accrual of prejudgment interest weighs only minimally in favor of certification in this case, as the period during which interest will continue to accrue is brief because trial will be complete in less than four months. Under these circumstances, considerations of equity do not outweigh the gains in judicial economy that result from a delay in entering judgment as to PSF's breach of contract claim. Accordingly, BNY Mellon's motion for certification pursuant to Rule 54(b) is DENIED.

III. CONCLUSION

For the forgoing reasons, BNY Mellon's Motion is DENIED.

Initials of Preparer: nkb